QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 21, 2003

IAMGOLD Corporation
(Translation of Registrant's Name Into English)

2820 Fourteenth Avenue
Markham, Ontario, Canada L3R 0S9l

(Address of Principal Executive Offices)

January 21, 2003: Press Release: IAMGOLD rings bell on American Exchange

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)                             Form 20-F    ☐                            Form 40-F    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)                             Yes    ☐                            No    ☒

[This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION SEC No. 001-31528

Date: January 21, 2003	By: /s/ Larry Phillips LARRY E. PHILLIPS VICE-PRESIDENT, GENERAL COUNSEL

IAMGOLD Corporation 2820 Fourteenth Avenue, Markham, Ontario, Canada L3R 0S9 Ph: 905 477 4220 Fx: 905 477 4426 Toll free: 1 888 IMG 999 E-mail: info@iamgold.com website: www.iamgold.com

TSE Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $4.01 — $8.75
Total Shares Outstanding:	143.3 million
Fully Diluted:	150.7 million

FOR IMMEDIATE RELEASE: JANUARY 21, 2003	No. 02/03

IAMGOLD RINGS BELL ON AMERICAN STOCK EXCHANGE

Markham, Ontario, January 21, 2003—IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) is pleased to announce that the Company will be featured in the Opening Bell Ringing Ceremonies on the American Stock Exchange on January 22, 2003 at 9:30 am. The Company's shares have been trading on the American Stock Exchange since December 2, 2002 under the symbol IAG.

Mr. William Pugliese, Co-Chairman of the Board of IAMGOLD and Joseph Conway, President and Chief Executive Officer jointly stated that, "Since we have begun trading on the AMEX exchange in early December of 2002, IAMGOLD's stock has traded an average of 120,000 shares per day. We are very pleased with the enhanced liquidity in IAMGOLD shares and expect it to continue to increase in the future. This listing was undertaken in response to strong demand for IAMGOLD shares from the U.S. retail market. The listing will also allow various European funds, which can only trade North American shares listed on U.S. exchanges, to access IAMGOLD shares for the first time. We look forward to a long and mutually beneficial relationship with AMEX."

NOTE: The Opening Bell Ringing Ceremonies on The American Stock Exchange featuring IAMGOLD may be viewed live on the Internet on January 22 at 9:30 am at the following addresses: www.amex.com/about/marketbroadcast.stm or you may access IAMGOLD's website at www.iamgold.com and link to this address. A full report on the day's event via video-stream will also be available at either address on January 22, 2002 at approximately 4:00 pm.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Repadre Capital (Repadre) and IAMGOLD Corporation (IAMGOLD), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Repadre and IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in Repadre and IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

IAMGOLD is a leading mining, exploration, and development company. Its principal assets, located in West Africa include, a 38% stake in the Sadiola Gold Mine, a 40% stake in the Yatela Gold Mine, both located in Mali and an 18.9% stake in the Tarkwa/Damang Complex in Ghana. The combined annual expected gold production from these properties is 450,000 ounces. IAMGOLD also has a diverse royalty portfolio, which includes a 1% royalty interest in the Diavik Diamond Project in Canada. The Company is currently exploring highly prospective ground in Africa and South America. IAMGOLD is listed on both the Toronto Stock Exchange (IMG) and The American Stock Exchange (IAG).

For further information contact:
Joanne Jobin, Director of Investor Relations
Ph: 905 477 4420    Fx: 905 477 4426    Toll Free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca
All material information on IAMGOLD can be found at www.sedar.com
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com

QuickLinks

SIGNATURES
IAMGOLD CORPORATION SEC No. 001-31528
IAMGOLD RINGS BELL ON AMERICAN STOCK EXCHANGE